UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Ixia
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45071R109
(CUSIP Number)
Technology Capital Group S.A.
2, avenue Charles de Gaulle
L-1653 Luxembourg
Grand Duchy of Luxembourg
(011) 352 45 123 1
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	45071R109	13D	Page	2	of	22

1	NAME OF REPORTING PERSONS Technology Capital Group S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45071R109	13D	Page	3	of	22

1	NAME OF REPORTING PERSONS STM Fiduciaire Trustees Limited, as trustees of the Capital Group Trust under Trust Deed dated February 8, 2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey, Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45071R109	13D	Page	4	of	22

ITEM 1.	Security and Issuer
This Statement relates to the Common Stock, without par value (“Common Stock”), of Ixia, a California corporation (“Ixia” or the “Company”). The address of the Company’s principal executive offices is 26601 W. Agoura Road, Calabasas, California 91302.

ITEM 2.	Identity and Background
(a) This Statement is being filed jointly by Technology Capital Group S.A., a company organized under the laws of Luxembourg, and STM Fiduciaire Trustees Limited (the “Trustee”), as trustees of the Capital Group Trust under Trust Deed dated February 8, 2005 (the “Trust”). Technology Capital Group S.A. is the record owner of the shares. The Trust is the principal beneficial owner of the equity interest in Technology Capital Group S.A. The Trust is a trust organized under the laws of Jersey, Channel Islands. The Trustee is a company organized under the laws of Jersey, Channel Islands and Compagnie Fiduciaire Trustees Limited (formerly trustees of the Capital Group Trust under Trust Deed dated February 8, 2005) changed its name on 1 May 2008 to STM Fiduciaire Trustees Limited (currently trustees of the Capital Group Trust). Technology Capital Group S.A and the Trustee on behalf of the Trust are sometimes together referred to as the “Reporting Persons.”
(b)-(c) The address of the principal business office of Technology Capital Group S.A. is 2, avenue Charles de Gaulle, L-1653 Luxembourg, Grand-Duchy of Luxembourg. Technology Capital Group S.A. is a private investment company.
The address of the principal business office of the Trustee and of the Trust is P.O. Box 801, Victoria Chambers, 1-3 Esplanade, St. Helier, Jersey JE4 0SZ Channel Islands. The Trustee is a trust company.
(d) During the past five years, neither Technology Capital Group S.A., the Trustee nor the Trust has been convicted in a criminal proceeding.
(e) During the past five years, neither Technology Capital Group S.A., the Trustee nor the Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Not Applicable

ITEM 3.	Source and Amount of Funds or Other Consideration
Not Applicable

ITEM 4.	Purpose of Transaction
Not Applicable.

ITEM 5.	Interest in Securities of the Issuer
The following information with respect to the ownership of Ixia’s Common Stock by each of the Reporting Persons is provided as of March 2, 2010. The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock as reported in the Company’s Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2009.

(a)	Aggregate number of shares beneficially owned by each Reporting Person: 0

Percentage: 0%

CUSIP No.	45071R109	13D	Page	5	of	22

(b)	1.	Sole power to vote or to direct vote: 0

	2.	Shared power to vote or to direct vote: 0

	3.	Sole power to dispose or to direct the disposition: 0

	4.	Shared power to dispose or to direct disposition: 0

(c)	During the past 60 days, Technology Capital Group S.A. has effected private sales of an aggregate of 23,967,000 shares of Ixia Common Stock. The sales were made on the dates, for the numbers of shares and for the consideration set forth below:

		Number	Per Share
Holder of Record	Date	of Shares	Consideration
Technology Capital Group S.A.	03/02/2010	11,983,500	$8.14	(1)
Technology Capital Group S.A.	03/02/2010	11,983,500	$8.14	(2)

		23,967,000

(1)	TCG sold the Shares to acquiror in a private transaction for consideration consisting of shares of capital stock of the acquiror having an aggregate value equal to $97,545,690.

(2)	TCG sold the Shares to acquiror in a private transaction for consideration consisting of shares of capital stock of the acquiror having an aggregate value equal to $97,545,690.
(d)	Not applicable.

(e)	The Reporting Persons ceased to be the owner of 5% of the Issuer’s Securities on March 2, 2010.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than the Agreement to File Joint Statements filed as Exhibit 1 to this Schedule 13D and the Transfer Agreements filed as Exhibits 2 and 3 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.	Material to be Filed as Exhibits

Exhibit
Number	Description
1	Agreement to File Joint Statements on Schedule 13D

2	Transfer Agreement dated as of March 2, 2010 between TCG and Katelia Capital Group Ltd.

3	Transfer Agreement dated as of March 2, 2010 between TCG and Addington Hills Ltd.

CUSIP No.	45071R109	13D	Page	6	of	22
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2010 TECHNOLOGY CAPITAL GROUP S.A.
By:	/s/ Pierre Lentz
	Print Name:	Pierre Lentz
	Title:	Director

By:	/s/ John Seil
	Print Name:	John Seil
	Title:	Director

STM Fiduciaire Trustees Limited, as trustees of the Capital Group Trust under Trust Deed dated February 8, 2005
By:	/s/ Peter Charles St George
	Print Name:	Peter Charles St George
	Title:	Director

By:	/s/ Susan De Gruchy
	Print Name:	Susan De Gruchy
	Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.	45071R109	13D	Page	7	of	22
EXHIBIT INDEX

Exhibit
Number	Description	Page

1	Agreement to File Joint Statements on Schedule 13D	Page 8 of 22 pages

2	Transfer Agreement dated as of March 2, 2010 between TCG and Katelia Capital Group Ltd.	Page 10 of 22 pages

3	Transfer Agreement dated as of March 2, 2010 between TCG and Addington Hills Ltd.	Page 16 of 22 pages

CUSIP No.	45071R109	13D	Page	8	of	22
EXHIBIT 1
AGREEMENT TO FILE JOINT
STATEMENTS ON SCHEDULE 13D
     THIS AGREEMENT is entered into as of the 2nd day of March, 2010 by and between Technology Capital Group S.A., a Luxembourg corporation (“TCG”); and STM Fiduciaire Trustees Limited, a company organized under the laws of Jersey, Channel Islands (the “Trustee”), as trustees of the Capital Group Trust (the “Trust”) under Trust Deed dated February 8, 2005.
WITNESSETH
     WHEREAS, prior to March 2, 2010 (the “Sale Date”), TCG and the Trustee, on behalf of the Trust, were each deemed to hold beneficial ownership of more than five percent of the shares of the Common Stock of Ixia, a California corporation (the “Common Stock”);
     WHEREAS, the Common Stock has been registered by Ixia under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”);
     WHEREAS, pursuant to Rule 13d-1 under the Act, any person who holds more than five percent of such a class of registered equity securities is, under certain circumstances, permitted and/or required to file with the Securities and Exchange Commission a statement on Schedule 13D; and
     WHEREAS, Rule 13d-1(k) under the Act provides that, whenever two or more persons are permitted to file a statement on Schedule 13D with respect to the same securities, only one such statement need be filed, provided such persons agree in writing that such statement is filed on behalf of each of them.
     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, the parties hereby agree as follows:
     TCG and the Trustee, on behalf of the Trust, each hereby agree, in accordance with Rule 13d-1(k) under the Act, to file jointly this amended statement on Schedule 13D and any amendments thereto (the “Statements”) which may now or hereafter be required to be filed by them with respect to the Common Stock that, prior to the Sale Date, was beneficially owned or deemed to be beneficially owned by each of them pursuant to Sections 13(d) and 13(g) of the Act and the rules thereunder.
     TCG and the Trustee, on behalf of the Trust, each hereby agree that such Statements shall be filed jointly on behalf of each of them and that a copy of this Agreement shall be filed as an exhibit thereto in accordance with Rule 13d-1(k)(1)(iii) under the Act.
     This Agreement may be executed in counterparts which together shall constitute one agreement.

CUSIP No.	45071R109	13D	Page	9	of	22
     IN WITNESS WHEREOF, the parties have executed this Agreement or caused this Agreement to be signed on their behalf by their duly authorized representatives as of the date first above written.

TECHNOLOGY CAPITAL GROUP S.A.
By:	/s/ Pierre Lentz
	Print Name:	Pierre Lentz
	Title:	Director

By:	/s/ John Seil
	Print Name:	John Seil
	Title:	Director

STM Fiduciaire Trustees Limited, as trustees of the Capital Group Trust under Trust Deed dated February 8, 2005
By:	/s/ Peter Charles St George
	Print Name:	Peter Charles St George
	Title:	Director

By:	/s/ Susan De Gruchy
	Print Name:	Susan De Gruchy
	Title:	Director

EXHIBIT 2

CUSIP No.	45071R109	Page	10	of	22
TRANSFER AGREEMENT
Between
TECHNOLOGY CAPITAL GROUP S.A.
(as transferor)
and
KATELIA CAPITAL GROUP LIMITED
(as transferee)
Relating to
IXIA COMMUNICATIONS, INC.

Private & Confidential	1

CUSIP No.	45071R109	Page	11	of	22
THIS TRANSFER AGREEMENT is made on second March 2010 (the “Agreement”)
BETWEEN
(1)	Technology Capital Group S.A., a limited liability company incorporated under the laws of Luxembourg with its registered office at 2, avenue Charles de Gaulle, L-1653 Luxembourg (hereinafter the “Transferor”); and

(2)	Katelia Capital Group Ltd, a company incorporated under the laws of the British Virgin Islands and having its registered office at Trident Chambers, PO Box 146, Road Town, Tortola, British Virgin Islands (hereinafter the “Transferee”).
Transferor and Transferee are also hereinafter referred to collectively as the “Parties” or individually as the “Party”.
WHEREAS
A)	The Transferor owns 23’967’000 shares in the issued share capital of Ixia Communications, Inc, a company incorporated under the laws of the state of California and having its principal office at 26601 West Agoura Road, Calabasas, California 91302 and registered on the NASDAQ Stock Market LLC (the “Company”).

B)	The Transferor has agreed to transfer to the Transferee and the Transferee has agreed to acquire 11’983’500 (in writing: eleven million nine hundred and eighty three thousand five hundred) shares in the issued share capital of the Company (the “Shares”) as a contribution in kind, upon the terms and conditions set forth in this Agreement.
NOW THEREFORE THE PARTIES HERETO HAVE AGREED AS FOLLOWS:
1. Transfer
1.1.	Subject to the terms and conditions of this Agreement, the Transferor hereby transfers to the Transferee and the Transferee hereby acquires the Shares as a contribution in kind free from all liens, charges and encumbrances and with all rights attaching.

1.2.	The transfer of the Shares shall take effect from the Closing Date and the Transferee shall be entitled to all dividends and distributions declared, paid or made by the Company on or after the Closing Date.

Private & Confidential	2

CUSIP No.	45071R109	Page	12	of	22
2. Consideration
2.1.	The consideration for the Shares shall equal the NASDAQ Official Closing Price as of the day before the Closing Date (the “Share Consideration”).

2.2.	The Transferor and the Transferee agree that the Shares will be contributed in kind by the Transferor to the Transferee on the Closing Date.

2.3.	The Share Consideration for the contribution in kind is paid by the Transferee to the Transferor by issuance of 500 fully paid up registered non-voting preferred shares of par value USD 1 (one United States Dollar) (“Preference Shares”). The Preference Shares confer no voting rights to the holder of the Preference Shares.
3. Closing Date
3.1.	The closing of the sale and transfer of the Shares shall take place on 2nd March 2010 (the “Closing Date”).

3.2.	On the Closing Date the following actions will be performed:

a)	The Transferor shall transfer the Shares to the Transferee and the Transferee shall accept such transfer of the Shares from the Transferor. The Transferor shall inform the Company and request the Company to update the shareholder’s register of the Company and add the Transferee as shareholder of the Shares. In this respect the Transferor shall be entitled to provide the Company with a copy of this Agreement if it is requested to do so by the Company.

b)	The Transferor shall complete and execute a document substantially similar to the stock power attached hereto as schedule 1.

c)	The Transferee shall issue the Preference Shares. The Transferee shall update its shareholder’s register and add the Transferor as shareholder of the Preference Shares.
4. Filing requirements
The Parties shall not later than one Business Day following the Closing Date make all filings and submissions required under the US Security Exchange Act of 1934 or such other applicable act or regulation, in connection with the transaction contemplated herein and they should inform each other about such filings and submissions. The Transferor agrees, upon request of the Transferee, to cooperate with the Transferee in order to enable the Transferee to comply with its undertaking set forth in this Article 4.
5. Representations and Warranties of the Transferor and the Transferee
5.1.	The Transferor hereby represents and warrants to the Transferee that it has full power and authority to enter into and perform this Agreement and each and every obligation of the Transferor hereunder is a valid and binding obligation on the Transferor in accordance with the terms of this Agreement.

Private & Confidential	3

CUSIP No.	45071R109	Page	13	of	22
5.2.	The Transferor hereby represents and warrants to the Transferee that there is no pledge, right of usufruct, lien or any other encumbrance on, over or affecting the Shares and there is no Agreement or arrangement to give or create such encumbrance.

5.3.	The Transferee hereby represents and warrants to the Transferor that there is no pledge, right of usufruct, lien or any other encumbrance on, over or affecting the Preference Shares and there is no Agreement or arrangement to give or create such encumbrance.

5.4.	The Transferee hereby represents and warrants to the Transferor that it has the full power and authority to enter into and perform this Agreement and each and every obligation of the Transferee hereunder is a valid and binding obligation on the Transferee in accordance with the terms of this Agreement.

5.5.	The Transferee and the Transferor do not make any other representations or warranties (neither express nor tacit or by implication) other than those expressly made in Article 5 of this Agreement.
6. Governing law and jurisdiction
6.1.	This Agreement shall be governed and construed in accordance with the laws of Switzerland.

6.2.	Any dispute, controversy or claim arising out of or in relation to this contract, including the validity, invalidity, breach or termination thereof, shall be settled by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of Commerce in force on the date when the Notice of Arbitration is submitted in accordance with these Rules. The seat of the arbitration shall be in Geneva, Switzerland.
7. Miscellaneous
7.1.	Interpretation. In this Agreement unless the content requires otherwise:
8.1.1.	Words denoting the singular include the plural and vice versa; and

8.1.2.	Words denoting any one gender includes all genders; and

8.1.3.	Clause headings are for reference only and do not influence the construction of any provision.
7.2.	Expenses. Each Party shall pay the costs and expenses incurred by and in connection to the entering into and completion of this Agreement.

7.3.	Waiver of termination rights. The Parties to this Agreement waive their respective right to have this Agreement set aside or rescinded after the Closing Date.

7.4.	Severability. If part of this Agreement is or becomes invalid or non binding, the Parties shall be bound to the remaining part. The Parties shall replace the invalid or non binding part by provisions that are valid and binding and the legal effect of

Private & Confidential	4

CUSIP No.	45071R109	Page	14	of	22
which, given the content and purpose of this Agreement, is, to the greatest extent possible, similar to that of the invalid or non binding part.

7.5.	Counterparts. This Agreement may be executed by the Parties hereto in separate counterparts, each of which when so executed and delivered shall be an original but all such counterparts together shall constitute but one original.

7.6.	Entire Agreement. This Agreement constitutes the entire Agreement between the Parties in relation to the subject matter and supersedes any prior agreement or understanding relating to the same subject matter among or between them.

7.7.	No third party rights. This Agreement contains no stipulation for the benefit of a third party which could be invoked by a third party against a Party to this Agreement.

7.8.	Amendment. This Agreement may only be amended or supplemented in writing by both Parties.
IN WITNESS WHEREOF the Parties have executed this Agreement in three originals as of 2nd March 2010

Signed for and on behalf of	)
TECHNOLOGY CAPITAL GROUP SA	)

/s/ Pierre Lentz
Name: Pierre Lentz
Title: Director

/s/ John Seil
Name: John Seil
Title: Director

Signed for and on behalf of	)
KATELIA CAPITAL GROUP LIMITED	)

/s/ James Parker
Name: James Parker
Title: Authorized Signatory

/s/ Philippe Lenz
Name: Philippe Lenz
Title: Authorized Signatory

Schedule 1	Stock Power

Private & Confidential	5

CUSIP No.	45071R109	Page	15	of	22
SCHEDULE 1STOCK POWER
STOCK POWER
For value received, the undersigned does hereby sell, assign and transfer unto                                                                                                                 shares of the Common Stock of Ixia (the “Company”) represented by Certificate No(s).                                             , or any replacement certificate or certificates thereof, standing in the name of the undersigned on the books of the Company.
The undersigned does hereby irrevocably constitute and appoint Computershare Trust Company, N.A. attorney to transfer the said stock on the books of the Company, with full power of substitution in the premises.

Dated:	Technology Capital Group S.A.

By:

	Print Name:	Pierre Lentz
	Title:	Director

By:

Print Name:

	Title:	Director
Signatures Medallion Guaranteed:

Private & Confidential	6

EXHIBIT 3

CUSIP No.	45071R109	Page	16	of	22
TRANSFER AGREEMENT
Between
TECHNOLOGY CAPITAL GROUP S.A.
(as transferor)
and
ADDINGTON HILLS LTD
(as transferee)
Relating to
IXIA COMMUNICATIONS, INC.

Private & Confidential	1

CUSIP No.	45071R109	Page	17	of	22
THIS TRANSFER AGREEMENT is made on 2nd March 2010 (the “Agreement”)
BETWEEN
(1)	Technology Capital Group S.A., a limited liability company incorporated under the laws of Luxembourg with its registered office at 2, avenue Charles de Gaulle, L-1653 Luxembourg (hereinafter the “Transferor”); and

(2)	Addington Hills Ltd, a company incorporated under the laws of the Bahamas having its registered office at Bayside Executive Park, Building No 1 West Bay Street, P.O. Box N-4837 (hereinafter the “Transferee”).
Transferor and Transferee are also hereinafter referred to collectively as the “Parties” or individually as the “Party”.
WHEREAS
A)	The Transferor owns 23’967’000 shares in the issued share capital of Ixia Communications, Inc, a company incorporated under the laws of the state of California and having its principal office at 26601 West Agoura Road, Calabasas, California 91302 and registered on the NASDAQ Stock Market LLC (the “Company”).

B)	The Transferor has agreed to transfer to the Transferee and the Transferee has agreed to acquire 11’983’500 (in writing: eleven million nine hundred and eighty three thousand five hundred) shares in the issued share capital of the Company (the “Shares”) as a contribution in kind, upon the terms and conditions set forth in this Agreement.
NOW THEREFORE THE PARTIES HERETO HAVE AGREED AS FOLLOWS:
1. Transfer
1.1.	Subject to the terms and conditions of this Agreement, the Transferor hereby transfers to the Transferee and the Transferee hereby acquires the Shares as a contribution in kind free from all liens, charges and encumbrances and with all rights attaching.

1.2.	The transfer of the Shares shall take effect from the Closing Date and the Transferee shall be entitled to all dividends and distributions declared, paid or made by the Company on or after the Closing Date.

Private & Confidential	2

CUSIP No.	45071R109	Page	18	of	22
2. Consideration
2.1.	The consideration for the Shares shall equal the NASDAQ Official Closing Price of the Shares as of the day before the Closing Date (the “Share Consideration”).

2.2.	The Transferor and the Transferee agree that the Shares will be contributed in kind by the Transferor to the Transferee on the Closing Date.

2.3.	The Share Consideration for the contribution in kind is paid by the Transferee to the Transferor by issuance of 500 fully paid up registered non-voting preferred shares of par value USD 1 (one United States Dollar) (“Preference Shares”). The Preference Shares entitle to a cumulative preferred dividend of 5% compounded per annum on their nominal value of USD 1 and the premium paid up. The Preference Shares confer no voting rights to the holder of the Preference Shares.
3. Closing Date
3.1.	The closing of the sale and transfer of the Shares shall take place on 2nd March 2010 (the “Closing Date”).

3.2.	On the Closing Date the following actions will be performed:
a)	The Transferor shall transfer the Shares to the Transferee and the Transferee shall accept such transfer of the Shares from the Transferor. The Transferor shall inform the Company and request the Company to update the shareholder’s register of the Company and add the Transferee as shareholder of the Shares. In this respect the Transferor shall be entitled to provide the Company with a copy of this Agreement if it is requested to do so by the Company.

b)	The Transferor shall complete and execute a document substantially similar to the stock power attached hereto as schedule 1.

c)	The Transferee shall issue the Preference Shares. The Transferee shall update its shareholder’s register and add the Transferor as shareholder of the Preference Shares.
4. Filing requirements
The Parties shall not later than one Business Day following the Closing Date make all filings and submissions required under the US Security Exchange Act of 1934 or such other applicable act or regulation, in connection with the transaction contemplated herein and they should inform each other about such filings and submissions. The Transferor agrees, upon request of the Transferee, to cooperate with the Transferee in order to enable the Transferee to comply with its undertaking set forth in this Article 4.
5. Representations and Warranties of the Transferor and the Transferee
5.1.	The Transferor hereby represents and warrants to the Transferee that it has full power and authority to enter into and perform this Agreement and each and every obligation of the Transferor hereunder is a valid and binding obligation on the Transferor in accordance with the terms of this Agreement.

Private & Confidential	3

CUSIP No.	45071R109	Page	19	of	22
5.2.	The Transferor hereby represents and warrants to the Transferee that there is no pledge, right of usufruct, lien or any other encumbrance on, over or affecting the Shares and there is no Agreement or arrangement to give or create such encumbrance.

5.3.	The Transferee hereby represents and warrants to the Transferor that there is no pledge, right of usufruct, lien or any other encumbrance on, over or affecting the Preference Shares and there is no Agreement or arrangement to give or create such encumbrance.

5.4.	The Transferee hereby represents and warrants to the Transferor that it has the full power and authority to enter into and perform this Agreement and each and every obligation of the Transferee hereunder is a valid and binding obligation on the Transferee in accordance with the terms of this Agreement.

5.5.	The Transferee and the Transferor do not make any other representations or warranties (neither express nor tacit or by implication) other than those expressly made in Article 5 of this Agreement.
6. Governing law and jurisdiction
6.1.	This Agreement shall be governed and construed in accordance with the substantive laws of Switzerland (excluding in particular the Vienna Convention on the International Sale of Goods dated April 11, 1980).

6.2.	Any dispute, controversy or claim arising out of or in relation to this contract, including the validity, invalidity, breach or termination thereof, shall be settled by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of Commerce in force on the date when the Notice of Arbitration is submitted in accordance with these Rules. The seat of the arbitration shall be in Geneva, Switzerland.
7. Miscellaneous
7.1.	Interpretation. In this Agreement unless the content requires otherwise:
8.1.1.	Words denoting the singular include the plural and vice versa; and

8.1.2.	Words denoting any one gender includes all genders; and

8.1.3.	Clause headings are for reference only and do not influence the construction of any provision.
7.2.	Expenses. Each Party shall pay the costs and expenses incurred by and in connection to the entering into and completion of this Agreement.

7.3.	Waiver of termination rights. The Parties to this Agreement waive their respective right to have this Agreement set aside or rescinded after the Closing Date.

Private & Confidential	4

CUSIP No.	45071R109	Page	20	of	22
7.4.	Severability. If part of this Agreement is or becomes invalid or non binding, the Parties shall be bound to the remaining part. The Parties shall replace the invalid or non binding part by provisions that are valid and binding and the legal effect of which, given the content and purpose of this Agreement, is, to the greatest extent possible, similar to that of the invalid or non binding part.

7.5.	Counterparts. This Agreement may be executed by the Parties hereto in separate counterparts, each of which when so executed and delivered shall be an original but all such counterparts together shall constitute but one original.

7.6.	Entire Agreement. This Agreement constitutes the entire Agreement between the Parties in relation to the subject matter and supersedes any prior agreement or understanding relating to the same subject matter among or between them.

7.7.	Assignment. The Parties hereby agree that each Party has the right to assign its rights under the present Agreement in whole or in part to any third party, subject to prior written consent of the other Party.

7.8.	No third party rights. This Agreement contains no stipulation for the benefit of a third party which could be invoked by a third party against a Party to this Agreement.

7.9.	Amendment. This Agreement may only be amended or supplemented in writing by both Parties.
IN WITNESS WHEREOF the Parties have executed this Agreement in three originals as of 2nd March 2010

Signed for and on behalf of	)
TECHNOLOGY CAPITAL GROUP SA	)

/s/ Pierre Lentz
Name: Pierre Lentz
Title: Director

/s/ John Seil
Name: John Seil
Title: Director

Private & Confidential	5

CUSIP No.	45071R109	Page	21	of	22

Signed for and on behalf of	)
ADDINGTON HILLS LTD	)

/s/ Roland Aebischer
Name: Roland Aebischer
Title: Duly Authorized

/s/ E. Cretton Akbari
Name: Emmanuelle Cretton Akbari
Title: Duly Authorized

Schedule 1	Stock Power

Private & Confidential	6

CUSIP No.	45071R109	Page	22	of	22
SCHEDULE 1
STOCK POWER
For value received, the undersigned does hereby sell, assign and transfer unto                                                                                                                    shares of the Common Stock of Ixia (the “Company”) represented by Certificate No(s).                                             , or any replacement certificate or certificates thereof, standing in the name of the undersigned on the books of the Company.
The undersigned does hereby irrevocably constitute and appoint Computershare Trust Company, N.A. attorney to transfer the said stock on the books of the Company, with full power of substitution in the premises.

Dated:	Technology Capital Group S.A.

By:

	Print Name:	Pierre Lentz
	Title:	Director

By:

Print Name:

	Title:	Director
Signatures Medallion Guaranteed:

Private & Confidential	7